UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2017

Commission File Number: 333-191564

BOSTON CARRIERS, INC.

(Name of Registrant)

29 Karneadou Str., Athens 10675 Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F [X]   Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

BOSTON CARRIERS, INC.

On May 23, 2017, Boston Carriers, Inc. (the “Company”) filed Amended and Restated Articles of Incorporation (the “Articles”) to amend and restate the Company’s amended and restated articles of incorporation (the “Original Articles”) in order to, among other items, (i) provide more clarity and simplify the provisions relating to the Company’s capital structure and to authorize the creation of shares of “blank check” preferred stock and (ii) effectuate a reverse stock split of the Company’s issued and outstanding shares of common stock, par value $0.0001 per share. A copy of the Articles is attached hereto as Exhibit 3.01.

As previously disclosed on a Form 6-K filed on April 14, 2017, on April 7, 2017, the shareholders of the Company authorized the Board of Directors (the “Board”) to file the Articles to (i) provide for authorized capital of Fifty Billion (50,000,000,000) shares of capital stock, divided into classes consisting of (a) Forty Five Billion (45,000,000,000) shares of common stock, par value $0.0001 per share and (b) Five Billion (5,000,000,000) shares of “blank check” preferred stock, par value $0.0001 per share; and to (ii) grant the Board discretionary authority to effect one or more reverse splits of the Company’s issued and outstanding common stock at a ratio within the range from 1-for-2 up to 1-for-30,000, at any time prior to April 7, 2018, at the discretion of the Board.

On April 11, 2017, the Board authorized a reverse stock split at a ratio of 1-for-5,000. As a result of the reverse stock split, every 5,000 shares of the Company’s pre-reverse split common stock will be combined and reclassified into one share of the Company’s common stock. No fractional shares of common stock will be issued as a result of the reverse stock split. Stockholders who otherwise would be entitled to a fractional share shall receive the next higher number of whole shares. The Company anticipates that its common stock will begin trading on a split-adjusted basis when the market opens on May 24, 2017. The common stock will trade under the symbol "BSTND" for 20 trading days and then will change back to “BSTN”.

The par value and other terms of Company’s common stock were not affected by the reverse stock split. The Company’s post-reverse split common shares have a new CUSIP number, Y0941T119. The Company’s transfer agent, Pacific Stock Transfer Company is acting as exchange agent for the reverse stock split.

The following exhibit is filed herewith:

Exhibit Number	Description
3.01	Amended and Restated Articles of Incorporation, as filed with the Registrar of Corporations of the Marshall Islands on May 23, 2017.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BOSTON CARRIERS, INC.

Date: May 24, 2017	By: /s/ ANTONIOS BERTSOS
Antonios Bertsos
Chief Financial Officer